EXHIBIT (a)(1)(D)
INSTRUCTIONS
     1. TO REVIEW THE OFFER. Please carefully review the Offer to Exercise, dated as of May 14, 2008 (the “Memorandum”). If you would like an additional copy of the Offer to Exercise or a copy of any other related document, you may request one by writing to the Company at, GeneLink, Inc., 317 Wekiva Spring Road #200, Longwood, FL 32779, Attention: Investor Relations.
     2. TO PARTICIPATE IN THE OFFER. To participate in the Offer, you must properly complete, sign, date and deliver the Election Form, your original warrants certificates (if you cannot find your Existing Warrants, you can complete and sign and have notarized an affidavit of lost warrant certificate that we can provide for you) and your payment, via check or wire transfer (as further described in the Memorandum), before 5:00 pm, Eastern Time on June 12, 2008, unless extended.
     3. WE WILL STRICTLY ENFORCE THE EXPIRATION. Delivery will be deemed made only when the Election Form and your warrants and your payment, if applicable, are actually received (not postmarked) at the address below and there can be no exceptions to the expiration time. The acceptable method of delivering the Election Form, your warrant(s) and (if paying by check) your check is:
BY MAIL, COURIER SERVICE
OR IN PERSON, TO:
GeneLink, Inc.
Attn: Investor Relations
317 Wekiva Spring Road, #200
Longwood, FL 32779
Telephone (800) 558-4363, x-707
     If delivery is by regular mail, we urge you to mail sufficiently in advance of the expiration of the Offer to ensure we receive it prior to the expiration of the Offer and recommend that you use certified mail with return receipt requested. You should retain the return receipt for your records. Any type of delivery is at your own expense.
     If you do not submit an Election Form or your warrants (or payment) prior to the expiration of the Offer, or if you submit an incomplete or incorrectly completed Election Form, you will be considered to have rejected the Offer. In that case, your warrants will remain outstanding until they terminate or are exercised.
     4. TO WITHDRAW ELECTION. To withdraw from the Offer you must properly complete, sign, date and deliver to us the Withdrawal Form before 5:00 pm, Eastern Time, on June 12, 2008, unless the Offer is extended or earlier terminated by us. Delivery will be deemed made only when the Withdrawal Form is actually received (not postmarked) by us. Withdrawal Forms must be delivered according to one of the acceptable methods of delivery indicated above in the section “WE WILL STRICTLY ENFORCE THE EXPIRATION.” Once you have withdrawn your tendered warrants, you may retender your warrants before the expiration of the Offer only by again following the delivery procedures described above in the section “WE WILL STRICTLY ENFORCE THE EXPIRATION.” We will return to you your previously tendered warrants (and refund your payment, if applicable) promptly after we receive the Withdrawal Form pursuant to the terms of the Offer.